Exhibit 5.1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

April 1, 2022

Board of Trustees

American Homes 4 Rent

23975 Park Sorrento, Suite 300

Calabasas, California 91302

Ladies and Gentlemen:

We are acting as counsel to American Homes 4 Rent, L.P., a Delaware limited partnership (the “Company”), in connection with the issuance and sale of (i) $600 million aggregate principal amount of the Company’s 3.625% Senior Notes due 2032 (the “2032 Notes”) and (ii) $300 million aggregate principal amount of the Company’s 4.300% Senior Notes due 2052 (the “2052 Notes” and, together with the 2032 Notes, the “Notes”) pursuant to a registration statement on Form S-3 (File Nos. 333-239227 and 333-239227-01) (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), on June 17, 2020, and the prospectus dated June 17, 2020 (the “Prospectus”), as supplemented by the supplement to the Prospectus dated March 31, 2022 (the “Prospectus Supplement”). The Notes are to be issued pursuant to an Indenture, dated as of February 7, 2018 (the “Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), as supplemented by, in the case of the 2032 Notes, a Fifth Supplemental Indenture (the “Fifth Supplemental Indenture”) and, in the case of the 2052 Notes, a Sixth Supplemental Indenture (the “Sixth Supplemental Indenture” and, together with the Fifth Supplemental Indenture, the “Supplemental Indentures”), each to be entered into between the Company and the Trustee. This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including pdfs). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar. Business Service Centers: Johannesburg Louisville. Legal Services Center: Berlin. For more information see www.hoganlovells.com

Board of Trustees American Homes 4 Rent	- 2 -	April 1, 2022

For purposes of this opinion letter, we have assumed that (i) the Trustee under the Indenture, to be supplemented by the Supplemental Indentures, upon execution of each Supplemental Indenture, will have all requisite power and authority under all applicable laws, regulations and governing documents to execute, deliver and perform its obligations under the Indenture and the Supplemental Indentures and has complied with all legal requirements pertaining to its status as such status relates to the Trustee’s right to enforce the Indenture and the Supplemental Indentures against the Company, (ii) the Trustee has authorized, executed and delivered the Indenture and has authorized and will duly execute and deliver each Supplemental Indenture, (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions, (iv) the Indenture constitutes and, upon its execution, each Supplemental Indenture will constitute valid and binding obligations, enforceable against the Trustee in accordance with their terms, (v) there has been no, and in the case of the Supplemental Indentures, there will be no mutual mistake of fact or misunderstanding, or fraud, duress or undue influence, in connection with the negotiation, execution or delivery of the Indenture or the Supplemental Indentures, and the conduct of all parties to the Indenture and, upon execution, each Supplemental Indenture has complied and will comply with any requirements of good faith, fair dealing and conscionability, and (vi) there are, have been and will be no agreements or understandings among the parties, written or oral, and there is, has been and will be no usage of trade or course of prior dealing among the parties (and no act or omission of any party) that would, in either case, define, supplement or qualify the terms of the Indenture or, upon its execution, each Supplemental Indenture. We also have assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.

This opinion letter is based as to matters of law solely on the applicable provisions of the following, as currently in effect: (i) the Delaware Revised Uniform Limited Partnership Act; and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). We express no opinion herein as to any other statutes, rules or regulations (and in particular, we express no opinion as to any effect that such other statutes, rules or regulations may have on the opinion expressed herein). As used herein, the term “Delaware Revised Uniform Limited Partnership Act” includes the statutory provisions contained therein, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Based upon, subject to and limited by the foregoing, we are of the opinion that the Notes have been duly authorized on behalf of the Company, and that, following (i) receipt by the Company of the consideration therefor specified in the Underwriting Agreement (the “Agreement”) dated March 31, 2022, by and among the Company and BofA Securities, Inc., J.P. Morgan Securities LLC and PNC Capital Markets LLC, as representatives of the several underwriters named therein, and (ii) the due execution, authentication, issuance and delivery of the Notes pursuant to the terms of the Indenture and the applicable Supplemental Indenture, and as contemplated by the Prospectus Supplement, the Notes will constitute valid and binding obligations of the Company.

The opinion expressed above with respect to the valid and binding nature of obligations may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers) and by the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the Notes are considered in a proceeding in equity or at law).

Board of Trustees American Homes 4 Rent	- 3 -	April 1, 2022

This opinion letter has been prepared for use in connection with the filing by American Homes 4 Rent, a Maryland real estate investment trust, and the Company of a Current Report on Form 8-K on the date hereof (the “Form 8-K”), which Form 8-K will be incorporated by reference into the Registration Statement and the Prospectus Supplement, and speaks as of the date hereof. We assume no obligation to advise of any changes in the foregoing subsequent to the delivery of this opinion letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Form 8-K, and to the reference to this firm under the caption “Legal Matters” in the Prospectus Supplement constituting a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Act.

Very truly yours,

/s/ Hogan Lovells US LLP

HOGAN LOVELLS US LLP